Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Trade subject to notification – Scandinavian Property Development

Orkla ASA bought yesterday 1,147,300 shares in Scandinavian Property Development. After this transaction Orkla owns 4,875,548 shares in Scandinavian Property Development, which represents 6.09 % of the share capital.

Contact:
Rune Helland, SVP Investor Relations, Tel: +47 2254 4411